FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          LEHMAN BROTHERS HOLDINGS INC.
             (Exact name of registrant as specified in its charter)


                      DELAWARE                           13-3216325
              (State of incorporation                (I.R.S. employer
                  or organization)                 identification no.)


       3 World Financial Center
       New York, New York                           10285
   (Address of principal executive offices)       (zip code)

If this Form relates to the registration of a class of debt If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to securities and is to become effective simultaneously with General Instruction A(c)(1) please check the following the effectiveness of a concurrent registration statement box X under the Securities Act of 1933 pursuant to General

Instruction A(c)(2) please check the following box.


Securities to be registered pursuant to Section 12(b) of the Act:

             Title of each class               Name of each exchange on which
             to be so registered               each class is to be registered


   8.30% Quarterly Income Capital
   Securities, Series                         New York Stock Exchange, Inc.
   A, Due December 31, 2035


Securities to be registered pursuant to Section 12(g) of the Act: None





Item 1.         Description of Registrant's Securities to be Registered.


                The securities to be registered are 8.30% Quarterly Income Capital Securities, Series A, Due December 31, 2035 of Lehman Brothers Holdings Inc. (the "Registrant") and shall be issued under the Registration Statement on Form S-3 (File No. 33-56615). A description of the Securities is contained in the Prospectus and Prospectus  Supplement  filed on February 12, 1996 by the Registrant with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) under the Securities Act of 1933,
and such  Prospectus  and Prospectus Supplement   shall  be  deemed  to  be
incorporated  by  reference  into  this Registration Statement.


Item 2.  Exhibits.

1 Form of Registrant's 8.30% Quarterly Income Capital Securities Series A, Due December 31, 2035

2. Form of Indenture, dated as of February 1, 1996, between the Registrant and Chemical Bank, as trustee.

3. Form of First Supplemental Indenture dated as of February 1, 1996, between the Registrant and Chemical Bank, as trustee.

-----------------


                                                     SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             LEHMAN BROTHERS HOLDINGS INC.
                                                  (Registrant)


Date: February 13, 1996                     By:  /s/ Jennifer Marre
                                              ------------------
                                             Name: Jennifer Marre
                                             Title: Vice President

Exhibit 1.

                          LEHMAN BROTHERS HOLDINGS INC.

                     8.30% QUARTERLY INCOME CAPITAL SECURITIES
        (SERIES A SUBORDINATED INTEREST DEFERRABLE DEBENTURE, DUE 2035)


No. R-                                          $__________________
                                                  Cusip 524908 30 8


See Reverse for Certain Definitions


                  LEHMAN BROTHERS HOLDINGS INC., a corporation duly organized and existing under the laws of the State of Delaware (herein referred to as the "Company"), for value received, hereby promises to pay to ___________________, at the office or agency of the Company in the Borough of Manhattan, the City of New York, the principal sum of ______________________ on December 31, 2035, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest on said principal sum at said office or agency, in like coin or currency, at the rate per annum specified in the title of this Debenture until the principal hereof becomes due and payable, and on any overdue principal and (to the extent that payment of such interest is enforceable under applicable law) on any overdue installment of interest at the same rate per annum during the period in which such principal is overdue, compounded quarterly, to the registered holder of this Debenture, until payment of said principal sum has been made or duly provided for. Interest on this Debenture, (computed as set forth herein) shall be payable quarterly (subject to deferral as set forth herein) in arrears on March 31, June 30, September 30 and December 31 of each year (each an "Interest Payment Date"), commencing March 31, 1996, from the
Interest Payment Date next preceding the date of this Debenture to which interest has been paid or duly provided for, unless the date hereof is a date to which interest has been paid or duly provided for, in which case from the date of this Debenture, or, if no interest has been paid or duly provided for on this Debenture, from February 15, 1996.

                  The interest so payable on any Interest Payment Date will, subject to certain exceptions provided in the Indenture referred to on the reverse hereof, be paid to the person in whose name this Debenture (or one or more Predecessor Securities, as defined in said Indenture) is registered at the close of business on the fifteenth day of the calendar month (each, a "Record Date") in which such Interest Payment Date occurs. Interest may, at the option of the Company, be paid by check mailed to the person entitled thereto at such person's address as it appears in the registry books of the Company.


                  REFERENCE IS MADE TO THE FURTHER PROVISIONS OF THIS DEBENTURE SET FORTH ON THE REVERSE HEREOF. SUCH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS THOUGH FULLY SET FORTH AT THIS PLACE.

                  This Debenture shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee under the Indenture referred to on the reverse hereof.

                  IN WITNESS WHEREOF, LEHMAN BROTHERS HOLDINGS INC. has caused this instrument to be signed by its Chairman of the Board, its Vice Chairman, its President, its Chief Financial Officer, one of its Vice Presidents or its Treasurer by manual or facsimile signature under its corporate seal, attested by its Secretary or one of its Assistant Secretaries by manual or facsimile signature.

Dated:                                      LEHMAN BROTHERS HOLDINGS INC.


                                            By:
                                            Title:
[SEAL]

                                            Attest:
                                            Title:



TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

CHEMICAL BANK
  as Trustee


By:
         Authorized Signature


                           [Reverse Side of Debenture]

                  This Debenture is one of a duly authorized series of Debentures of the Company designated as the 8.30% Quarterly Income Capital Securities (Series A Subordinated Interest Deferrable Debentures, Due 2035 ) of the Company (herein called the "Debentures"), limited (except as otherwise provided in the Indenture referred to below) in aggregate principal amount to $ 200,000,000. The Debentures are one of an indefinite number of series of debt securities of the Company (herein collectively called the "Securities"), issued or issuable under and pursuant to an indenture, dated as of February 1, 1996, as amended and supplemented (herein called the "Indenture"), duly executed and delivered by the Company and Chemical Bank, Trustee (herein called the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Debentures. The separate series of Securities may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions or repayment or repurchase rights (if any), may be subject to different sinking, purchase or analogous funds (if any), may be subject to different covenants and Events of Default, as defined in the Indenture, and may otherwise vary as provided in the Indenture.

                  Payment of the principal of and interest on this Debenture is, to the extent provided in the Indenture, subordinated and subject in right of payment to the prior payment in full when due of the principal of (and premium, if any) and interest, if any, on all Senior Debt, as defined in the Indenture, of the Company and this Debenture is issued subject to the provisions of the Indenture with respect thereto. Each registered holder of this Debenture, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and expressly directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination so provided and (c) appoints the Trustee as his or her attorney-in-fact for any and all such purposes. Each registered holder hereof, by his or her acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Debt, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

                  Subject to Article Eleven of the Indenture, at any time on or after March 31, 2001, and prior to maturity, the Company shall have the right to redeem this Debenture at the option of the Company, in whole or in part, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest thereon to the date fixed for redemption. Any redemption pursuant to this paragraph shall be made upon not less than 30 nor more than 60 days' notice to the Trustee and Holders of the Debentures. If less than all the Debentures are to be redeemed by the Company, the Debentures to be redeemed will be selected by lot or by such other method as the Trustee shall deem fair and appropriate. The Debentures are not subject to a sinking fund.

         In the event of redemption of this Debenture in part only, a new Debenture or Debentures of this series for the unredeemed portion hereof will be issued in the name of the registered holder hereof upon the surrender hereof at a Place of Payment (as defined in the Indenture).

                  In case an Event of Default (as defined in the Indenture) with respect to the Debentures shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture. The omission by the Company to pay interest during a Deferral Period (as defined below) as permitted hereby shall not constitute an Event of Default under Section 501 of the Indenture.

                  The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than 66-2/3% in aggregate principal amount of each series of the Securities at the time Outstanding to be affected (each series voting as a class), evidenced as provided in the Indenture, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Securities of all such series; provided, however, that no such supplemental indenture shall, among other things, (i) change the fixed maturity of any Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon or reduce any premium payable on redemption, or make the principal thereof, or premium, if any, or interest thereon payable in any coin or currency other than that hereinabove provided, or amend the Indenture to modify its provisions relating to the subordination of each Security in a manner adverse to the holder thereof, without the consent of the holder of each Security so affected, or (ii) change the place of payment on any Security, or impair the right to institute suit for payment on any Security, or reduce the aforesaid percentage of Securities, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of each Security so affected. It is also provided in the Indenture that, prior to any declaration accelerating the maturity of any series of Securities, the holders of a majority in aggregate principal amount of the Securities of such series Outstanding may on behalf of the holders of all the Securities of such series waive any past default or Event of Default under the Indenture with respect to such series and its consequences, except a default in the payment of interest, if any, on or the principal of, or premium, if any, on any of the Securities of such series, or in the payment of any sinking fund installment or analogous obligation with respect to Securities of such series. Any such consent or waiver by the holder of this Debenture shall be conclusive and binding upon such holder and upon all future holders and owners of this Debenture and any Debentures which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Debenture or such other Debentures.

                  No reference herein to the Indenture and no provisions of this Debenture or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of this Debenture at the place, at the time and in the coin or currency herein prescribed.

                  The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full quarterly interest period, on the basis of the actual number of days elapsed in such period divided by 360 days. In the event that any date on which interest is payable on this Debenture is not a Business Day (as defined in the Indenture), then payment of the amount payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the original Interest Payment Date, subject to certain rights of deferral described below.

         The Company shall have the right at any time, on one or more occasions, so long as an Event of Default has not occurred and is not continuing under the Indenture, to extend any interest payment period on this Debenture for a period (a "Deferral Period") not to exceed 20 consecutive quarterly interest payment periods; provided that the date on which such Deferral Period ends must be on an Interest Payment Date and must be no later than _____________ __, 2035 or any date on which any Debentures are fixed for redemption, and, as a consequence, the quarterly interest payment on the Debentures would be deferred (but would continue to accrue with interest thereon compounded quarterly at the rate of interest on the Debentures, except to the extent payment of such interest is prohibited by law) during any such Deferral Period (as defined in the Indenture). On the Interest Payment Date at the end of each Deferral Period, the Company shall pay all interest then accrued and unpaid (compounded quarterly, at the rate of interest on the Debentures, except to the extent payment of such interest is prohibited by law) to the date of payment, to the persons in whose name the Debentures are registered on the Record Date immediately preceding the Interest Payment Date at the end of such Deferral Period. The Company shall give the Trustee and the registered holders of Debentures (with the Trustee to be notified at least three days prior to notice to such holders) written notice of its election to defer interest payments or to extend the Deferral Period prior to the earlier of (i) the next scheduled quarterly Interest Payment Date or (ii) the date the Company is required to give notice of the record date of such related interest payment to the New York Stock Exchange or other applicable self-regulatory organization or to the registered holders of the Debentures, but in any event not less than two Business Days prior to such Record Date. During the Deferral Period, the Company shall not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its Capital Stock or make any guarantee payments with respect to the foregoing, other than redemptions of any series of Capital Stock of the Company pursuant to the terms of any sinking fund provisions with respect thereto. As used herein, "Capital Stock" means all series of preferred stock, common stock and any other equity securities of the Company. During any Deferral Period, the Company may continue to extend the interest payment period by extending the Deferral Period, on one or more occasions by giving notice as aforesaid; provided that such Deferral Period, as extended, must end on an Interest Payment Date and in no event shall the aggregate Deferral Period, as extended, exceed 20 consecutive quarterly interest payment periods or extend beyond ____________ __, 2035 or any date on which any of the Debentures are fixed for redemption. No interest shall be due and payable on the Debentures during a Deferral Period except at the end thereof.


                  Notwithstanding the provisions of Section 401(a)(B) of the Indenture, the Company may satisfy and discharge the entire indebtedness on all the Debentures as provided therein only when the Debentures are by their terms due and payable within one year.

                  The Debentures are issuable in registered form without coupons in denominations of $25 and any multiple of $25. At the option of the holders thereof, either at the office or agency to be designated and maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, pursuant to the provisions of the Indenture or at any of such other offices or agencies as may be designated and maintained by the Company for such purpose pursuant to the provisions of the Indenture, and in the manner and subject to the limitations provided in the Indenture, but without the payment of any service charge, except for any tax or other governmental charges imposed in connection therewith, Debentures may be exchanged for an equal aggregate principal amount of Debentures of like tenor and of other authorized denominations.

                  The Company, the Trustee, and any agent of the Company or of the Trustee may deem and treat the registered holder hereof as the absolute owner of this Debenture (whether or not this Debenture shall be overdue and notwithstanding any notation of ownership or other writing hereon), for the purpose of receiving payment hereof, or on account hereof, and for all other purposes, and neither the Company nor the Trustee nor any agent of the Company or of the Trustee shall be affected by any notice to the contrary. All such payments made to or upon the order of such registered holder shall, to the extent of the sum or sums paid, effectually satisfy and discharge liability for moneys payable on this Debenture.

                  No recourse for the payment of the principal of or the interest on this Debenture, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or any indenture supplemental thereto or in any Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

                  As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Debenture is registrable in the Security Register, upon surrender of this Debenture for registration of transfer at the office or agency of the Company in any place where the principal of this Debenture is payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Debentures of this series of like tenor and of authorized denominations and for the same aggregate principal amount will be issued to the designated transferee or transferees.

                  The Indenture and the Debentures shall be governed by and construed in accordance with the laws of the State of New York.

                  All terms used in this Debenture which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

                                             --------------------------------

                  The following abbreviations, when used in the inscription on the face of the within Debenture, shall be construed as though they were written out in full according to applicable laws or regulations:



TEN COM - as tenants in common   UNIF GIFT MIN ACT - ________ Custodian ________
                                                     (Cust)             (Minor)
TEN ENT - as tenants by the entireties         under Uniform Gifts to Minors
JT TEN  - as joint tenants with right of       Act _________________________
          survivorship and not as tenants                  (State)
          in common

Additional  abbreviations may also be used though not in the above list.

                        --------------------------------

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

______________________________________________________________________________
(Name and Address of Assignee, including zip code, must be printed or typewritten.)

______________________________________________________________________________
the within Debenture, and all rights thereunder, hereby irrevocably constituting and appointing


_______________________________________________________________________________
to transfer the said Debenture on the books of the Company, with full power of substitution in the premises.

         Dated:               ______________________________



         NOTICE: The signature to this assignment must correspond with the name as it appears upon the face of the within Debenture in every particular, without alteration or enlargement or any change whatever.


Signature(s) Guaranteed:


THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED MEDALLION SIGNATURE GUARANTEE PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

Exhibit 2

         THIS INDENTURE, dated as of February 1, 1996, is between LEHMAN BROTHERS HOLDINGS INC., a corporation duly organized and existing under the laws of the State of Delaware (the "Company"), and CHEMICAL BANK, a banking corporation duly organized and existing under the laws of the State of New York, as Trustee (the "Trustee").


                                                W I T N E S S E T H:

         WHEREAS, the Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured notes or other evidences of indebtedness to be issued in one or more series (the "Securities"), as in this Indenture provided, up to such principal amount or amounts as may from time to time be authorized in or pursuant to one or more resolutions of the Board of Directors; and

         WHEREAS, all acts and things necessary to make this Indenture a valid agreement of the Company according to its terms have been done and performed, and the execution and delivery of this Indenture have in all respects been duly authorized,

         NOW, THEREFORE, THIS INDENTURE WITNESSETH:

         That in order to declare the terms and conditions upon which the Securities and any related coupons are, and are to be, authenticated, issued and delivered, and in consideration of the premises, of the purchase and acceptance of the Securities by the Holders thereof and of the sum of one dollar duly paid to it by the Trustee at the execution and delivery of these presents, the receipt whereof is hereby acknowledged, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of the Securities or of any series thereof and any related coupons, as follows:

         PARAGRAPH A.  Incorporation by Reference.

         Articles One through Thirteen of the Shearson Lehman Brothers Holdings Inc. Standard Multiple-Series Indenture Provisions dated and filed with the Securities and Exchange Commission (the "Commission") on July 30, 1987 and as amended and refiled with the Commission on November 16, 1987 (the "Standard Provisions") are hereby incorporated herein by reference with the same force and effect as though fully set out herein.

         PARAGRAPH B.  Additional Provisions.

         The following Article Fourteen and each of the following provisions, which constitute part of this Indenture, are numbered to conform with the format of the Standard Provisions:

SECTION 101.

         "Senior Debt"  has the meaning specified in Section 1401.

SECTION 116.  Benefits of Indenture.

         Nothing in this Indenture or in the Securities or coupons, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, the Holders and the holders of Senior Debt, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 401.

         (c)  The  Company  may  make  the  deposit   provided  for  in  Section
401(a)(1)(B) hereof only if permitted by Article Fourteen.

SECTION 402.

         (d) Funds and obligations held in trust pursuant to this Section 402 are not subject to the provisions of Sections 1401, 1402, 1404 and 1407.

SECTION 615.  Other Matters Concerning Trustee.

         The Corporate Trust Office of the Trustee at the date of this Indenture is located at 450 West 33rd Street, New York, New York 10041 except that, with respect to the presentation of notices and other filings under this Indenture, the Corporate Trust Office shall mean the Corporate Trustee Administration Department of the Trustee located at 55 Water Street, Room 1820, New York, New York 10041.

         A Responsible Officer means any officer of the Trustee with direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

SECTION 705.  Delivery of Reports by Trustee.

         The reports to be transmitted by the Trustee pursuant to the provisions of Section 703 hereof shall be required to be transmitted on or before May 15, 1996 and on or before May 15 in every year thereafter, so long as any Securities are outstanding hereunder.

                                ARTICLE FOURTEEN

                                  SUBORDINATION

SECTION 1401.  Securities Subordinated to Senior Debt.

         The Company agrees, and each Holder of the Securities and related coupons by his acceptance thereof likewise agrees, that the payment of the principal of (and premium, if any) and interest, if any, on the Securities and related coupons is subordinated, to the extent and in the manner provided in this Article, to the prior payment in full when due of the principal of (and premium, if any) and interest, if any, on all Senior Debt.

         For  purposes of this  Article,  "Senior  Debt"  means all  obligations
(whether now outstanding or hereafter created, assumed or incurred) for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise in respect of all principal of (and premium, if any) and interest if any (including any interest, if any, accruing subsequent to the commencement of a proceeding in bankruptcy by or against the Company) on (i) any indebtedness for money borrowed or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness under capitalized leases, (iii) any indebtedness representing the deferred and unpaid purchase price of any property or business, and (iv) all deferrals, renewals, extensions and refundings of any such indebtedness or obligation; provided, that the following shall not constitute Senior Debt: (a) indebtedness evidenced by the Securities and related coupons,
(b) indebtedness which is expressly made equal in right of payment with the Securities or subordinate and subject in right of payment to the Securities, (c) indebtedness for goods or materials purchased in the ordinary course of business or for services obtained in the ordinary course of business or indebtedness consisting of trade payables, or (d) indebtedness which is subordinated to any obligation of the type specified in clauses (i) through (iv) above.

         This Article shall constitute a continuing offer to all persons who, in reliance upon such provisions, become holders of, or continue to hold, Senior Debt, and such provisions are made for the benefit of the holders of Senior Debt and such holders and/or each of them may enforce such provisions.

SECTION 1402. Company Not to Make Payments with Respect to Securities in Certain Circumstances.

         (a) Upon the failure to pay the principal of (and premium, if any) and interest, if any, on Senior Debt when due or upon the maturity of any Senior Debt by lapse of time, acceleration or otherwise, all principal of (and premium, if any) and interest, if any, and other amounts due in connection therewith shall first be paid in full, or such payment duly provided for in cash or in a manner satisfactory to the holders of such Senior Debt, before any payment is made on account of the principal of (and premium, if any) and interest, if any, on the Securities or to acquire any of the Securities or on account of the redemption, sinking fund or analogous provisions in this Indenture.

         (b) In the event that, notwithstanding the foregoing provisions of this
Section 1402, any payment on account of principal of (and premium, if any) and interest, if any, on the Securities, or on account of the redemption provisions, shall be made by or on behalf of the Company and received by the Trustee, by any Holder or by any Paying Agent (or, if the Company is acting as its own Paying Agent, money for such payment shall be segregated and held in trust) at a time when such payment was prohibited by the provisions of this Section 1402, then, unless and until such payment is no longer prohibited by this Section 1402, such payment (subject to the provisions of Sections 1406 and 1407) shall be held by the Trustee, by any Holder or by any Paying Agent in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Debt (pro rata as to each of such holders on the basis of the respective amounts of Senior Debt held by them) or their representative or the trustee under the indenture or other agreement (if any) pursuant to which Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid to the extent necessary to pay all Senior Debt in full in accordance with its terms, after giving effect to any concurrent payment or distribution or provision therefor to the holders of Senior Debt. The Company shall give prompt written notice to the Trustee of any default under any Senior Debt or under any agreement pursuant to which Senior Debt may have been issued. Failure to give such notice shall not affect the subordination of the Securities to Senior Debt as provided in this Article.

SECTION 1403. Securities Subordinated to Prior Payment of All Senior Debt on Dissolution, Liquidation or Reorganization of Company.

         Upon any distribution of assets of the Company pursuant to any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise):

                  (a) the holders of all Senior Debt shall first be entitled to receive payment in full of the Senior Debt before the Holders of the Securities and any related coupons are entitled to receive any payment on account of the principal of (and premium, if any) and interest, if any, on the Securities;

                  (b) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Securities and any related coupons or the Trustee on behalf of the Holders of the Securities and any related coupons would be entitled except for the provisions of this Article, shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of Senior Debt or their representative, or to the trustee under any indenture under which Senior Debt may have been issued, to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution or provision therefor to the holders of such Senior Debt; and

                  (c) in the event that, notwithstanding the foregoing provisions of the Section 1403, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, shall be received by the Trustee or the Holders of the Securities and any related coupons or any Paying Agent (or, if the Company is acting as its own Paying Agent, money for any such payment or distribution shall be segregated or held in trust) on account of principal of (and premium, if any) and interest, if any, on the Securities before all Senior Debt is paid in full, or effective provision made for its payment, such payment or distribution (subject to the provisions of Sections 1406 and 1407) shall be received and held in trust for and shall be paid over to the holders of Senior Debt remaining unpaid or unprovided for or their representative, or to the trustee under any indenture under which Senior Debt may have been issued, for application to the payment of such Senior Debt until all such Senior Debt shall have been paid in full, after giving effect to any concurrent payment or distribution or provision therefor to the holders of such Senior Debt.

         The consolidation of the Company with, or the merger of the Company into, any other corporation or the liquidation or dissolution of the Company following the conveyance, transfer or lease of its properties and assets substantially as an entirety to any Person upon the terms and conditions provided in Article Eight shall not be deemed a dissolution, winding up, liquidation or reorganization for the purposes of this Section 1403 if such other corporation or Person, as the case may be, shall, as a part of such consolidation, merger, conveyance, transfer or lease, comply with the conditions stated in Article Eight. Nothing in this Section 1403 shall apply to claims of, or payments to, the Trustee under or pursuant to Section 607.

         The Company shall give prompt written notice to the Trustee of any dissolution, winding up, liquidation or reorganization of the Company. Upon any payment or distribution of assets of the Company referred to in this Section
1403, the Trustee and the Holders of the Securities and any related coupons shall be entitled to rely upon a certificate of the receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, delivered to the Trustee or to the Holders of the Securities and any related coupons, for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Debt and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article.

SECTION 1404. Securityholders to be subrogated to Rights of Holders of Senior Debt.

         Subject to the payment in full of all Senior Debt, the Holders of the Securities and any related coupons shall be subrogated to the rights of the holders of Senior Debt to receive payments or distributions of assets of the Company applicable to the Senior Debt until all amounts owing on the Securities shall be paid in full, and for the purpose of such subrogation no payments or distributions to the holders of the Senior Debt by or on behalf of the Company or by or on behalf of the Holders of the Securities and any related coupons by virtue of this Article which otherwise would have been made to the Holders of the Securities and any related coupons shall, as between the Company and the Holders of the Securities and any related coupons, be deemed to be payment by the Company to or on account of the Senior Debt, it being understood that the provisions of this Article are and are intended solely for the purpose of defining the relative rights of the Holders of the Securities and any related coupons, on the one hand, and the holders of the Senior Debt, on the other hand.

SECTION 1405.  Obligation of Company Unconditional.

         Nothing contained in this Article or elsewhere in this Indenture or in any Security is intended to or shall impair, as between the Company and the Holders of the Securities and any related coupons, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Securities and any related coupons the principal of (and premium, if any) and interest, if any, on the Securities as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect (except to the extent specifically provided above in Section 1404) the relative rights of the Holders of the Securities and any related coupons and creditors of the Company other than the holders of the Senior Debt, nor shall anything herein or therein prevent the Trustee or the Holder of any Security or any related coupon from exercising all remedies otherwise permitted by applicable law upon the occurrence of an Event of Default under this Indenture, subject to the rights, if any, under this Article of the holders of Senior Debt in respect of cash, property or securities of the Company received upon the exercise of any such remedy. Upon any distribution of assets of the Company referred to in this Article, the Trustee and the Holders of the Securities and any related coupons shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or a certificate of the liquidating trustee or agent or other person making any distribution to the Trustee or to the Holders of the Securities and any related coupons, for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Debt and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article.

SECTION 1406. Trustee Entitled to Assume Payments Not Prohibited in Absence of Notice.

         The Trustee shall not at any time be charged with knowledge of the existence of any facts which would prohibit the making of any payment to or by the Trustee, unless and until a Responsible Officer shall have received written notice thereof from the Company or from one or more holders of Senior Debt or from any trustee therefor; and, prior to the receipt of any such written notice, the Trustee, subject to the provisions of Article Six, shall be entitled to assume conclusively that no such facts exist. The Trustee shall be entitled to rely on the delivery to it of a written notice by a person representing himself to be a holder of Senior Debt (or a trustee on behalf of such holder) to establish that such notice has been given by a holder of Senior Debt or a trustee on behalf of any such holder or holders.

SECTION 1407.     Application by Trustee of Monies Deposited with It.

         Any deposit of monies by the Company with the Trustee or any Paying Agent (whether or not in trust) for the payment of the principal of (and premium, if any) and interest, if any, on any Securities other than pursuant to Article Four shall be subject to the provisions of this Article except that, if prior to the third Business Day prior to the date on which by the terms of this Indenture any such monies may become payable for any purpose (including, without limitation, the payment of the principal of (and premium, if any) and interest, if any, on any Security) the Trustee or, in the case of any such deposit of monies with a Paying Agent, the Paying Agent shall not have received with respect to such monies the notice provided for in Section 1406, then the Trustee or such Paying Agent, as the case may be, shall have full power and authority to receive such monies and to apply the same to the purpose for which they were received, and shall not be affected by any notice to the contrary which may be received by it on or after such date. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any person as a holder of Senior Debt to participate in any payment or distribution pursuant to this Article, the Trustee may request such person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Debt held by such person, the extent to which such person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such person under this Article, and if such evidence is not furnished the Trustee may defer any payment to such person pending judicial determination as to the right of such person to receive such payment.

         The Trustee, however, shall not be deemed to owe any fiduciary duty to the holders of Senior Debt but shall have only such obligations to such holders as are expressly set forth in this Article.

SECTION 1408. Subordination Rights Not Impaired by Acts or Omissions of Company or Holders of Senior Debt.

         No right of any present or future holders of any Senior Debt and coupons to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

SECTION 1409. Securityholders Authorize Trustee to Effectuate Subordination of Securities.

         Each Holder of the Securities and related coupons by his acceptance thereof authorizes and expressly directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article and appoints the Trustee his attorney-in-fact for such purpose, including, in the event of any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise), the immediate filing of a claim for the unpaid balance of its or his Securities in the form required in said proceedings and the causing of said claim to be approved. If the Trustee does not file a proper claim or proof of debt in the form required in such proceeding prior to 30 days before the expiration of time to file such claims, then the holders of Senior Debt are hereby authorized to have the right to file and are hereby authorized to file an appropriate claim for and on behalf of the Holders of said Securities and coupons.

SECTION 1410.     Trustee as Holder of Senior Debt.

         The  Trustee  shall be  entitled to all of the rights set forth in this
Article in respect of any Senior Debt at any time held by it to the same extent as any other holder of Senior Debt, and nothing in this Indenture shall be construed to deprive the Trustee of any of its rights as such holder.

SECTION 1411.  Article Fourteen Not to Prevent Events of Default.

         The failure to make a payment on account of principal of (and premium, if any) and interest, if any, by reason of any provision in this Article shall not be construed as preventing the occurrence of an Event of Default under
Section 501.




         Chemical Bank hereby accepts the trusts in this Indenture declared and provided, upon the terms and conditions hereinabove set forth.

         IN WITNESS WHEREOF, Lehman Brothers Holdings Inc. has caused this Indenture to be signed and acknowledged by its President, its Chairman of the Board, one of its Vice Presidents, its Chief Financial Officer or its Treasurer, and its corporate seal to be affixed hereunto, and the same to be attested by its Secretary, its Assistant Secretary or one of its Attesting Secretaries, and Chemical Bank has caused this Indenture to be signed and acknowledged by one of its Vice Presidents, and its corporate seal to be affixed hereunto, and the same to be attested by one of its Assistant Secretaries, as of the day and year first written above.


[CORPORATE SEAL]                          LEHMAN BROTHERS HOLDINGS INC.


Attest:  By_______________________


          ________________________
         Assistant Secretary


[CORPORATE SEAL]                                              CHEMICAL BANK


Attest:  By_______________________


          ________________________
         Assistant Secretary

STATE OF                   )
                           )        ss.:
COUNTY OF                  )

         On the ________ day of _______, 198_, before me personally came ___________, to me known, who, being by me duly sworn, did depose and say that he is ____________ of LEHMAN BROTHERS HOLDINGS INC., one of the corporations described in and which executed the foregoing instrument; that he knows the corporate seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the Board of Directors of said corporation, and that he signed his name thereto by like authority.


                                         ____________________________

[Notarial Seal]


STATE OF                   )
                           )        ss.:
COUNTY OF                  )

         On the ________ day of _______, 198_, before me personally came ___________, to me known, who, being by me duly sworn, did depose and say that he is ____________ of CHEMICAL BANK, one of the corporations described in and which executed the foregoing instrument; that he knows the corporate seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the Board of Directors of said corporation, and that he signed his name thereto by like authority.


                                     _________________________

[Notarial Seal]

                          LEHMAN BROTHERS HOLDINGS INC.

                                       AND

                                  CHEMICAL BANK

                                     Trustee












                                    INDENTURE
                                   Dated as of
                                February 1, 1996

 Exhibit 3.

                  THIS FIRST SUPPLEMENTAL INDENTURE, dated as of February 1, 1996, is between LEHMAN BROTHERS HOLDINGS INC., a corporation duly organized and existing under the laws of the State of Delaware (the "Company"), and CHEMICAL BANK, a banking corporation duly organized and existing under the laws of the State of New York, acting as Trustee under the Indenture referred to below (the "Trustee").

                              W I T N E S S E T H :

                  WHEREAS, the Company has duly authorized the execution and delivery of an Indenture dated as of February 1, 1996 (the "Indenture") to provide for the issuance from time to time of its unsecured notes or other evidences of indebtedness to be issued in one or more series (the "Securities"), as in the Indenture provided, up to such principal amount or amounts as may from time to time be authorized in or pursuant to one or more resolutions of the Board of Directors;

                  WHEREAS, the Company has duly authorized the execution and delivery of this First Supplemental Indenture in order to (i) provide for the issuance of global Securities in either registered or bearer form or in either temporary or global form and for the defeasance of certain obligations, (ii) provide for the conformity of Indenture to the Trust Indenture Act of 1939, as amended, (iii) provide for the issuance of, and clarify the treatment of Indexed Securities and Dual Currency Securities (as each of such terms is defined herein) and (iv) provide for the Euroclear and Cedel rules with respect to the exchange of Bearer Securities in global form (as each of such terms is defined herein);

                  WHEREAS, no Securities of any series have heretofore been issued under the Indenture; and

                  WHEREAS, all acts and things necessary to make this First Supplemental Indenture a valid agreement of the Company according to its terms have been done and performed, and the execution and delivery of this First Supplemental Indenture have in all respects been duly authorized;

                  NOW, THEREFORE, in consideration of the premises, of the purchase and acceptance of the Securities by the Holders thereof and of the sum of one dollar duly paid to it by the Trustee at the execution and delivery of these presents, the receipt whereof is hereby acknowledged, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of the Securities or of any series thereof and any related coupons, as follows:


                  SECTION I.  AMENDMENTS TO THE INDENTURE

                  1.1 Amendment to Section 101 of the Indenture. Section 101 of the Indenture is hereby amended by (a) adding the following new definitions thereto, in the appropriate alphabetical sequence:

                  '"Depositary" means, with respect to the Securities of any series issuable or issued in the form of a global Security, the Person designated as Depositary by the Company pursuant to Section 301 until a successor Depositary shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Depositary" shall mean or include each Person who is then a Depositary hereunder, and if at any time there is more than one such Person, "Depositary" as used with respect to the Securities of any such series shall mean the Depositary with respect to the Securities of that series.

                  "Global Exchange Agent" has the meaning specified in Section 304.

                  "Restricted Period" has the meaning set forth in United States Treasury Regulation Section 1.163-5(c)(2)(i)(D)(7) (generally, the first 40 days after the closing date and, with respect to unsold allotments, until sold).

, (b) deleting in their entirety the definitions of "Business Day", "CEDEL, S.A.", "Code", "Common Depositary", "Company Request", "Company Order", "Component Currency", "Conversion Date", "Conversion Event", "Currency Determination Agent", "Dollar Equivalent of the Currency Unit", "Dollar Equivalent of the Foreign Currency", "Election Date", "Euro-clear", "Exchange Rate Officer's Certificate", "Foreign Currency", "Officers' Certificate", "Specified Amount", "United States" and "Valuation Date", (c) inserting in proper alphabetical order the following definitions:

                  '"Business Day" means with respect to any Security, unless otherwise specified in accordance with Section 301, any day, other than a Saturday or Sunday, that meets each of the following applicable requirements: such day is (a) not a day on which banking institutions in the Borough of Manhattan, The City of New York are authorized or required by law, regulation or executive order to close; (b) if the Security is denominated in a Foreign Currency other than the ECU, (x) not a day on which banking institutions are authorized or required by law or regulation to close in the principal financial center of the country issuing the Foreign Currency and (y) a day on which banking institutions in such principal financial center are carrying out
         transactions  in  such  Foreign  Currency;   (c)  if  the  Security  is
         denominated in ECU, (x) not a day on which banking institutions are authorized or required by law or regulation to close in Luxembourg and
         (y) an ECU clearing day, as determined by the ECU Banking Association in Paris; and (d) if such Security is a LIBOR Security, a London Banking Day.

                  "Cedel" means Cedel Bank, societe anonyme. All references in the Indenture to "CEDEL, S.A." shall mean "Cedel".

                  "Code" means the Internal Revenue Code of 1986, as amended.

                  "Company Request" or "Company Order" means, respectively, a written request or order signed in the name of the Company by its Chairman of the Board, its Chief Executive Officer, its President or a Vice President, and by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, and delivered to the Trustee.

                  "Component Currency" has the meaning specified in Section 311(e).

                  "Conversion Event" means, with respect to any Foreign Currency, (i) the unavailability to the Company of such Foreign Currency for making payments thereof due to the imposition of exchange controls or other circumstances beyond the Company's control, (ii) the cessation of use of such Foreign Currency as a unit of domestic exchange by the government or governments of the country or countries which so used such currency or (iii) the cessation of use of such Foreign Currency for the settlement of transactions by public institutions of or within the international banking community.

                  "Currency Determination Agent", with respect to Securities of any series, means a Person (other than the Trustee) designated pursuant to Section 301 or Section 312.

                  "Dual Currency Security" means any Security as to which the Company has a one time option of making all payments of principal (premium, if any) and interest scheduled after the exercise of such option in a specified currency other than the currency in which such Security is denominated, all as specified in accordance with Section 301.

                  "Election Date" has the meaning specified in Section 311(e).

                  "Euroclear" means Morgan Guaranty Trust Company of New York, Brussels office, or its successor, as operator of the Euroclear System. All references in the Indenture to "Euro-clear" shall mean "Euroclear".

                  "Foreign Currency" means any currency or composite currency actively maintained as a recognized unit of domestic exchange by the government or governments of any country or countries other than the United States.

                  "Indexed Security" means any Security as to which the amount of payments of principal, premium, if any, and/or interest due thereon is determined with reference to the rate of exchange between the currency or currency unit in which the Security is denominated and any other specified currency or currency unit, to the relationship between two or more currencies or currency units, to the price of one or more specified securities or commodities, to one or more securities or commodities exchange indices or other indices or by other similar methods or formulas, all as specified in accordance with Section 301.

                  "LIBOR" means, with respect to any series of Securities, the rate specified as LIBOR for such Securities in accordance with Section 301.

                  "LIBOR Security" means any Security which bears interest at a floating rate calculated with reference to LIBOR.

                  "London Banking Day" means, with respect to any LIBOR Security, any day on which dealings in deposits in the currency in which such LIBOR Security is denominated are transacted in the London interbank market.

                  "Market Exchange Rate" with respect to any Foreign Currency on any date means, unless otherwise specified in accordance with Section 301, the noon buying rate in The City of New York for cable transfers in such Foreign Currency as certified for customs purposes by the Federal Reserve Bank of New York for such Foreign Currency on the second Business Day prior to such date (or, in the event such buying rate is not then available, the most recently available buying rate for such Foreign Currency).

                  "Officers' Certificate" means a certificate signed by the Chairman of the Board, the Chief Executive Officer, any Vice Chairman of the Board, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company, and delivered to the Trustee.

                  "United States" means the United States of America (including the States and District of Columbia) and its possessions (including Puerto Rico and the U.S. Virgin Islands, Guam, American Samoa,
         Wake Island and Northern Mariana Islands).'

, (d) deleting the parenthetical in the definition "Holder", (e) inserting immediately before the period at the end of the definition of "Original Issue Discount Security" the following:

         "and which is designated as an Original Issue Discount Security pursuant to Section 301"

, (f) deleting clause (ii) of the proviso appearing in the definition of "Outstanding" and inserting in lieu thereof the following:

         "(ii) the principal amount of any Indexed Security that shall be deemed to be Outstanding for such purposes shall be deemed to be the face amount thereof unless the specified terms of any such Indexed Security provide otherwise and the principal amount of any Dual Currency Security shall be the amount that would be due and payable with respect to such Dual Currency Security as of the date of such determination upon a declaration of acceleration pursuant to Section 502."

and (g) adding to the definition "Trust Indenture Act" ", as amended by the Trust Indenture Reform Act of 1990," after the date "1939".

                  1.2 Amendment to Section 102 of the Indenture. Section 102 of the Indenture is hereby amended by adding in the first line of the second paragraph, after the word "certificate", the following:

                  "(other than certificates provided pursuant to Section 1006)".

                  1.3 Amendment to Section 108 of the Indenture. Section 108 of the Indenture is hereby amended by deleting Section 108 in its entirety and inserting in lieu thereof the following:

                  "If any provision hereof limits, qualifies or conflicts with the duties imposed by any of Sections 310 through 317, inclusive, of the Trust Indenture Act through the operation of Section 318(c) thereof, such imposed duties shall control."

                  1.4 Amendment to Article 1 of the Indenture. Article 1 of the Indenture is hereby amended by adding the following new Section 117 and new Section 118:

                  "SECTION 117.     Certain Matters Relating to Currencies.

                  Each reference to any currency or currency unit in any Security, or in the Board Resolution or supplemental indenture relating thereto, shall mean only the referenced currency or currency unit and no other currency or currency unit.

                  The Trustee shall segregate moneys, funds and accounts held by the Trustee in one currency or currency unit from any moneys, funds or accounts held in any other currencies or currency units, notwithstanding any provision herein which would otherwise permit the Trustee to commingle such amounts.

                  SECTION 118.      Calculation of Principal Amount.

                  For the purposes of calculating the principal amount of any Security denominated in a Foreign Currency for any purpose under this Indenture, the principal amount of such Security at any time outstanding shall be deemed to be that amount of Dollars that could be obtained for such principal amount on the basis of a spot rate of exchange specified to the Trustee for such Security in an Officers' Certificate for such Foreign Currency into Dollars as of the date of any such calculation."

                  1.5 Amendment to Section 203 of the Indenture. Section 203 of the Indenture is amended by adding a new paragraph at the end thereof, as follows:

                  "Global Securities may be issued in either registered or bearer form and in either temporary or permanent form."

                  1.6 Amendment to Section 301 of the Indenture. Section 301 of the Indenture is hereby amended by (a) deleting the word "temporary" from the second line of paragraph (11), (b) deleting paragraph (16) in its entirety, (c) adding the phrase "and 1009" immediately following the phrase "Section 1008" in paragraph (21), (d) deleting paragraph (22) in its entirety, (e) redesignating paragraph (23) as paragraph (27) and (f) inserting the following paragraphs in proper numerical order:

                  "(16) if the Securities of such series are issuable as Indexed Securities, the manner in which the amount of payments of principal (premium, if any) and/or interest due thereon shall be determined;

                  (22) whether the Securities of the series shall be issued in whole or in part in the form of a global Security or Securities and, in such case, the Depositary and Global Exchange Agent, if any, for such global Security or Securities, whether such global form shall be permanent or temporary and, if applicable, the Exchange Date;

                  (23) if Securities of the series are to be issuable initially in the form of a temporary global Security, the circumstances under which the temporary global Security may be exchanged for permanent Securities and whether the permanent Securities will be Registered Securities and/or Bearer Securities and will be in certificated and/or global form and whether interest in respect of any portion of such global Security payable in respect of an Interest Payment Date prior to the Exchange Date shall be paid to any clearing organization with respect to a portion of such global Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such Interest Payment Date if other than as provided in this Article Three;

                  (24) if the Securities of such series are issuable as Dual Currency Securities, the specified currency other than the denominated currency in which all payments of principal (premium, if any) and interest may be made at the option of the Company, and any other special terms with respect to such Securities (which terms shall not be inconsistent with the provisions of this Indenture);

                  (25) if the Securities of such series may be converted into or exchanged for other securities of the Company or any other Persons, the terms and conditions pursuant to which the Securities of such series may be converted or exchanged;

                  (26) if the principal of (or premium, if any) or interest, if any, on the Securities of such series are to be payable, at the election of the Company or a Holder thereof, in securities or other property, the type and amount of such securities or other property, or the method by which such amount shall be determined, and the periods within which, and the terms and conditions upon which, any such election may be made; and".

                  1.7 Amendment to Section 303 of the Indenture. Section 303 of the Indenture is hereby amended by (a) deleting the first two sentences of the third paragraph and inserting in lieu thereof the following:

                  "At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series, together with any coupons appertaining thereto, executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities; provided, however, that in connection with the sale of a Security during the Restricted Period, no Bearer Security in definitive form shall be mailed or otherwise delivered to any location in the United States; and provided, further that a Bearer Security in definitive form may be delivered only if the Person entitled to receive such Bearer Security shall have furnished a certificate substantially in the form set forth in Exhibit A to this Indenture, dated no earlier than 15 days prior to the date on which such Bearer Security is delivered, unless a certificate substantially in the form set forth in Exhibit A to this Indenture has previously been furnished pursuant to
         Section 304. If any Security shall be represented by a permanent global Security, then, for purposes of this Section and Section 304, the notation of a beneficial owner's interest therein upon original issuance of such Security or upon exchange of a portion of a temporary global Security shall be deemed to be delivery in definitive form by the Company of such beneficial owner's interest in such permanent global Security."

, (b) replacing the word "definitive" on the third line of the sixth full paragraph with the word "permanent" and (c) inserting as the last two paragraphs of such Section the following:

                  "Any temporary global Security and any permanent global Security shall, unless otherwise provided therein, be delivered to a Depositary designated pursuant to Section 301, for the benefit, in the case of a global Security in bearer form, of Euroclear and Cedel, and for credit to the respective accounts of the beneficial owners of such Securities (or to such other accounts as they may direct). With respect to temporary global Securities in bearer form, on or prior to the last day of the Restricted Period, the Company shall deliver to the Trustee or the Global Exchange Agent as applicable definitive Bearer Securities and definitive Registered Securities executed by the Company.

                  Each Depositary designated pursuant to Section 301 for a global Security in registered form must, at the time of its designation and at all times while it serves as Depositary, be a clearing agency registered under the Securities Exchange Act of 1934 and any other applicable statute or regulation."

                  1.8 Amendment to Section 304 of the Indenture. Section 304 of the Indenture is hereby amended by deleting Section 304 in its entirety and inserting in lieu thereof the following:

         "SECTION 304.     Temporary Securities; Exchange of Temporary Global
Securities and Permanent Global Securities in Bearer Form.

                  Pending the preparation of permanent Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the permanent Securities in lieu of which they are issued, in registered form or, if authorized, in bearer form with one or more coupons or without coupons, and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities. Any such temporary Securities may be in global form, representing such of the Outstanding Securities of such series as shall be specified therein.

                  Except in the case of temporary global Securities in bearer form (which shall be exchanged in accordance with the provisions of the following paragraphs), if temporary Securities of any series are issued, the Company will cause permanent Securities of that series to be prepared within a reasonable period of time after the issue date of such temporary Securities. After the preparation of permanent Securities of such series, the temporary Securities of such series shall be exchangeable for permanent Securities of such series and of a like Stated Maturity and with like terms and provisions upon surrender of the temporary Securities of such series at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series the Company shall execute and (in accordance with a Company Order delivered at or prior to the authentication of the first permanent Security of such series) the Trustee shall authenticate and deliver in exchange therefor a like principal amount of permanent Securities of the same series of authorized denominations and of a like Stated Maturity and with like terms and provisions; provided, however, unless otherwise specified pursuant Section 301, no permanent Bearer Securities shall be delivered in exchange for a temporary Registered Security; and provided, further, that permanent Bearer Securities shall be delivered in exchange for a temporary global Security in bearer form only in compliance with the conditions set forth in Section 303 and this Section 304. Until exchanged as hereinabove provided, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as permanent Securities of the same series and tenor authenticated and delivered hereunder.

                  Within a reasonable period of time after the Restricted Period but in any event not later than the date specified in or determined pursuant to the terms of any temporary global Security in bearer form, the Securities represented by any such temporary global Security in bearer form may be exchanged for (i) in whole, definitive Bearer Securities or (ii) in whole, Securities to be represented thereafter by one or more permanent global Securities in bearer form, without interest coupons, and/or (iii) in whole or in part, definitive Registered Securities (the date of such exchange, the "Exchange Date"); provided, however, that if definitive Bearer Securities have previously been issued in exchange for an interest in a permanent global Security in bearer form representing Securities of the same series, then (unless the Securities which would continue to be represented by any such permanent global Security in bearer form would be regarded by Euroclear and Cedel as fungible with any such definitive Bearer Securities issued in partial exchanges for interests in any such permanent global
         Security) interests in such temporary global Security in bearer form shall only thereafter be exchangeable, in whole, for definitive Bearer Securities, definitive Registered Securities or any combination thereof; provided, further, however, that if definitive Bearer Securities have previously been issued in exchange for interests in a temporary global Security in bearer form representing Securities of the same series, then interests in any such temporary global Security shall not be exchangeable for interests in a permanent global Security in bearer form of the series (unless the Securities to be represented by any such permanent global Security in bearer form would be regarded by Euroclear and Cedel as fungible with such previously issued definitive Bearer Securities). On the Exchange Date, any such temporary global Security shall be surrendered by the Depositary to the Trustee as the Company's agent for such purpose, or the agent appointed by the Company pursuant to Section 301 to effect the exchange of any such temporary global Security for permanent Securities (the "Global Exchange Agent"), and following such surrender, the Trustee or the Global Exchange Agent (as authorized by the Trustee as an Authenticating Agent pursuant to
         Section 614) shall (1) endorse any such temporary global Security to reflect the reduction of its principal amount by an equal aggregate principal amount of such permanent Securities being registered, (2) endorse the applicable permanent global Security in bearer form, if any, to reflect the initial amount, or an increase in the amount of Securities represented thereby, (3) manually authenticate such definitive Bearer Securities, definitive Registered Securities or permanent global Security, as the case may be, (4) deliver such definitive Bearer Securities or definitive Registered Securities, as the case may be, to the Holder thereof or, as the case may be, deliver such permanent global Security in bearer form to the Depositary to be held outside the United States for the accounts of Euroclear and Cedel, for credit to the respective accounts at Euroclear and Cedel, designated by or on behalf of the beneficial owners of such Securities (or to such other accounts as they may direct) and (5) redeliver such temporary global Security to the Depositary, unless such temporary global Security shall have been cancelled in accordance with Section 309 hereof; provided, however, that, unless otherwise specified in such temporary global Security or unless a certificate substantially in the form set forth in Exhibit B to this Indenture has previously been provided pursuant to this Section 304, upon such presentation by the Depositary, such temporary global Security shall be accompanied by a certificate dated the Exchange Date, or a subsequent date and signed by Euroclear as to the portion of such temporary global Security held for its account then to be exchanged for definitive Bearer Securities, definitive Registered Securities or Securities represented by one or more permanent global Securities in bearer form, as the case may be, and a certificate dated the Exchange Date or a subsequent date and signed by Cedel, as to the portion of such temporary global Security held for its account then to be exchanged for definitive Bearer Securities, definitive Registered Securities or Securities represented by one or more permanent global Securities in bearer form, as the case may be, each substantially in the form set forth in Exhibit B to this Indenture. Each certificate substantially in the form of Exhibit B hereto of Euroclear or Cedel, as the case may be, shall be based on certificates of the account holders listed in the records of Euroclear or Cedel, as the case may be, as being entitled to all or any portion of the applicable temporary global Security. An account holder of Euroclear or Cedel, as the case may be, desiring to effect the exchange of an interest in a temporary global Security in bearer form for definitive Bearer Securities, definitive Registered Securities or Securities represented by one or more permanent global Securities in bearer form, as the case may be, shall instruct Euroclear or Cedel, as the case may be, to request such exchange on its behalf and shall deliver to Euroclear or Cedel, as the case may be, a certificate substantially in the form of Exhibit A hereto and dated no earlier than 15 days prior to the Exchange Date.

                  The delivery to the Trustee or the Global Exchange Agent by Euroclear or Cedel of any certificate substantially in the form of Exhibit B hereto may be relied upon by the Company and the Trustee or the Global Exchange Agent as conclusive evidence that a corresponding certificate or certificates has or have been delivered to Euroclear or to Cedel, as the case may be, pursuant to the terms of this Indenture.

                  At any time after the last day of the Restricted Period, upon 30 days' notice to the Trustee or the Global Exchange Agent by Euroclear or Cedel, as the case may be, acting at the request of or on behalf of the beneficial owner, Securities represented by a permanent global Security in bearer form may be exchanged in whole for definitive Bearer Securities or in whole or in part for definitive Registered Securities and the Trustee or the Global Exchange Agent shall authenticate and deliver, in exchange for each portion of such permanent global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such permanent global Security to be exchanged, which, unless the Securities of the series are not issuable both as Bearer Securities and as Registered Securities, as contemplated by Section 301, shall be in the form of Bearer Securities or Registered Securities, or any combination thereof, as shall be specified by the beneficial owner thereof; provided, however, that if definitive Bearer Securities are issued in partial exchange for Securities represented by such a permanent global Security or by a temporary global Security in bearer form of the same series, such issuance shall (unless the Securities which would continue to be represented by such permanent global Security would be regarded by Euroclear and Cedel as fungible with any such definitive Bearer Securities issued in partial exchange for Securities represented by any such permanent global Security or any such temporary global Security of the same series) give rise to the exchange of such permanent global Security in whole for, at the option of the Holders entitled thereto, definitive Bearer Securities, definitive Registered Securities or any combination thereof. On or prior to the thirtieth day following receipt by the Trustee or the Global Exchange Agent of such notice with respect to the exchange of such Securities or, if such day is not a Business Day, the next succeeding Business Day, the permanent global Security shall be surrendered by the Depositary to the Trustee or the Global Exchange Agent, as the Company's agent for such purpose, to be so exchanged for definitive Securities following such surrender, upon the request of Euroclear or Cedel, as the case may be, and the Trustee or the Global Exchange Agent shall (1) endorse the applicable permanent global Security to reflect the reduction of its principal amount by the aggregate principal amount of such definitive Securities being requested, (2) cause the terms of such Securities and coupons, if any, to be entered on one or more definitive Bearer Securities and/or definitive Registered Securities, as the case may be, (3) manually authenticate such definitive Securities and (4) with respect to definitive Bearer Securities, deliver such definitive Securities outside the United States to Euroclear or Cedel, as the case may be, for or on behalf of the beneficial owner thereof, in exchange for a portion of such permanent global Security.

                  Unless otherwise specified in any such temporary global Security or permanent global Security in bearer form, any such exchange shall be made free of charge to the beneficial owners of such temporary global Security or permanent global Security, except that a Person receiving definitive Securities must bear the cost of insurance, postage, transportation and the like in the event that such Person does not take delivery of such definitive Securities in person at the offices of Euroclear or Cedel or at the Corporate Trust Office of the Trustee or at the office or agency in a Place of Payment for Securities of such series, as the case may be. Definitive Securities in bearer form to be delivered in exchange for any portion of a temporary global Security or a permanent global Security in bearer form shall be delivered only outside the United States.

                  Until exchanged in full as herein above provided, any temporary global Security or permanent global Security in bearer form shall in all respects be entitled to the same benefits under this Indenture as definitive Bearer Securities of the same series and tenor authenticated and delivered hereunder, except that, unless otherwise specified as contemplated by Section 301, interest payable on any such temporary global Security on an Interest Payment Date for Securities of such series occurring prior to the applicable Exchange Date shall be payable to Euroclear and Cedel on such Interest Payment Date only upon delivery by Euroclear and Cedel to the Trustee or the Global Exchange Agent of a certificate or certificates substantially in the form set forth in Exhibit B to this Indenture, for credit without further interest on or after such Interest Payment Date to the respective accounts of the Persons who are the beneficial owners of such temporary global Security on such Interest Payment Date and who have each delivered to Euroclear or Cedel, as the case may be, a certificate substantially in the form set forth in Exhibit A to this Indenture.

                  Any definitive Bearer Security authenticated and delivered by the Trustee in exchange for a portion of a temporary global Security in bearer form or a permanent global Security in bearer form shall not bear a coupon for any interest which shall theretofore have been duly paid by the Trustee to Cedel or Euroclear or by the Company to the Trustee in accordance with the provisions of this Section 304."

                  1.9 Amendment to Section 305 of the Indenture. Section 305 of the Indenture is hereby amended by deleting Section 305 in its entirety and inserting in lieu thereof the following:

         "SECTION 305.     Registration, Registration of Transfer and Exchange.

                           The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company in a Place of Payment being herein sometimes collectively referred to as the "Security Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Registered Securities and of transfers of Registered Securities. The Trustee is hereby appointed Security Registrar for the purpose of registering Registered Securities and transfers of Registered Securities as herein provided.

                           Upon surrender for registration of transfer of any Registered Security of any series at the office or agency in a Place of Payment for that series, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Registered Securities of the same series, of any authorized denominations and in a like aggregate principal amount and of a like Stated Maturity and with like terms and conditions.

                           Except as set forth below, at the option of the Holder, Registered Securities of any series may be exchanged for other Registered Securities of the same series, of any authorized denominations and in a like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive. Except as otherwise specified pursuant to Section 301, Registered Securities may not be exchanged for Bearer Securities.

                           Notwithstanding any other provision of this Section or Section 304, unless and until it is exchanged in whole or in part for Registered Securities in definitive form, a global Security representing all or a portion of the Registered Securities of a series may not be transferred except as a whole by the Depositary for such series to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary.

                           At the option of the Holder, definitive Bearer Securities of any series may be exchanged for definitive Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor, upon surrender of the definitive Bearer Securities to be exchanged at any such office or agency, with all unmatured coupons and all matured coupons in default thereto appertaining. If the Holder of a definitive Bearer Security is unable to produce any such unmatured coupon or coupons or matured coupon or coupons in default, such exchange may be effected if the definitive Bearer Securities are accompanied by payment in funds acceptable to the Company in an amount equal to the face amount of such missing coupon or coupons, or the surrender of such missing coupon or coupons may be waived by the Company and the Trustee if there is furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to any Paying Agent any such missing coupon in respect of which such a payment shall have been made, such Holder shall be entitled to receive the amount of such payment; provided, however, that, except as otherwise provided in Section 1002, interest represented by coupons shall be payable only upon presentation and surrender of those coupons at an office or agency located outside the United States. Notwithstanding the foregoing, in case a definitive Bearer Security of any series is surrendered at any such office or agency in exchange for a definitive Registered Security of the same series and like tenor after the close of business at such office or agency on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment Date, or (ii) any Special Record Date and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, such definitive Bearer Security shall be surrendered without the coupon relating to such Interest Payment Date or proposed date for payment, as the case may be (or, if such coupon is so surrendered with such definitive Bearer Security, such coupon shall be returned to the Person so surrendering the definitive Bearer Security), and interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of the definitive Registered
         Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the provisions of this Indenture.

                           Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

                           If at any time the Depositary for Securities of a series in registered form notifies the Company that it is unwilling or unable to continue as Depositary for the Securities of such series or if at any time the Depositary for the Securities for such series shall no longer be eligible under Section 303, the Company shall appoint a successor Depositary with respect to the Securities for such series. If a successor Depositary for the Securities of such series is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such ineligibility, the Company's election pursuant to Section 301 shall no longer be effective with respect to the Securities for such series and the Company will issue, and the Trustee, upon receipt of a Company Order for the authentication and delivery of definitive Registered Securities of such series, will authenticate and deliver Registered Securities in definitive form in exchange for an aggregate principal amount equal to the principal amount of the global Security or Securities representing such Securities.

                           The Company may at any time and in its sole discretion determine that the Registered Securities of any series issued in the form of one or more global Securities shall no longer be represented by such global Security or Securities. In such event, the Company will issue, and the Trustee, upon receipt of a Company Order for the authentication and delivery of definitive Registered Securities of such series, will authenticate and deliver, Registered Securities of such series in definitive form and in an aggregate principal amount equal to the principal amount in exchange for the global Security or Securities representing such Registered Securities.

                           If specified by the Company pursuant to Section 301 with respect to a series of Securities in registered form, the Depositary for such series of Securities may surrender a global Security for such series of Securities in exchange in whole or in part for Registered Securities of such series of like tenor and terms and in definitive form on such terms as are acceptable to the Company and such Depositary. Thereupon the Company shall execute, and the Trustee shall authenticate and deliver, without service charge, (i) to each Person specified by such Depositary a new Registered Security or Securities of the same series, of like tenor and terms and of any authorized denomination as requested by such Person in aggregate principal amount equal to and in exchange for such Person's beneficial interest in the global Security; and (ii) to such Depositary a new global Security of like tenor and terms and in a denomination equal to the difference, if any, between the principal amount of the surrendered global Security and the aggregate principal amount of Registered Securities delivered to Holders thereof.

                           Upon the exchange in full of a global Security for Securities in definitive form, such global Security shall be cancelled by the Trustee. Registered Securities issued in exchange for a global Security pursuant to this Section shall be registered in such names and in such authorized denominations as the Depositary for such global Security, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Registered Securities to the Persons in whose names such Securities are so registered.

                           All  Securities   issued  upon  any  registration  of
         transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

                           Every Registered Security presented or surrendered for registration of transfer or exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

                           No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to
         Section 304, 906 or 1108 not involving any transfer.

                           The Company shall not be required (i) to issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Securities of that series selected for redemption under Section 1104 and ending at the close of business on (A) if Securities of the series are issuable only as Registered Securities, the day of the mailing of the relevant notice of redemption and (B) if Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Security so selected for redemption as a whole or in part, except the unredeemed portion of any Security being redeemed in part, or (iii) to exchange any Bearer Security so selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption."

                  1.10 Amendment to Section 307 of the Indenture. Section 307 of the Indenture is hereby amended by adding, as the third paragraph thereof, a new paragraph, as follows:

                  "Unless otherwise provided or contemplated by Section 301, every permanent global Security in bearer form will provide that interest, if any, payable on any Interest Payment Date will be paid to each of Euroclear and Cedel with respect to that portion of such permanent global Security held for its account by the Depositary. Each of Euroclear and Cedel will in such circumstances credit the interest received by it in respect of such permanent global Security to the accounts of the beneficial owners thereof."

                  1.11 Amendment to Section 308 of the Indenture. Section 308 of the Indenture is hereby amended by adding, as the last paragraph thereof, a new paragraph, as follows:

                  "None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests."

                  1.12 Amendment to Section 311 of the Indenture. Section 311 of the Indenture is hereby amended by deleting Section 311 in its entirety and inserting in lieu thereof the following:

                  "SECTION 311.     Currency and Manner of Payments in Respect
of Registered Securities.

                  Unless otherwise specified in accordance with Section 301 with
         respect  to  any  series  of  Registered   Securities,   the  following
         provisions shall apply:

                  (a) Except as provided in paragraphs (b) and (d) below, the principal of, premium, if any, and interest on Registered Securities of any series denominated in a Foreign Currency will be payable by the Company in Dollars based on the equivalent of that Foreign Currency converted into Dollars in the manner described in paragraph (c) below.

                  (b) It may be provided pursuant to Section 301 with respect to Registered Securities of any series denominated in a Foreign Currency that Holders shall have the option, subject to paragraph (d) below, to receive payments of principal of, premium, if any, and interest on such Registered Securities in such Foreign Currency by delivering to the Trustee (or to any such Paying Agent), a written election, to be in form and substance satisfactory to the Trustee (or to any such Paying Agent) not later than the close of business on the Election Date immediately preceding the applicable payment date. If a Holder so elects to receive such payments in such Foreign Currency, such election will remain in effect for such Holder until changed by such Holder by written notice to the Trustee (or to any such Paying Agent); provided, however, that any such change must be made not later than the close of business on the Election Date immediately preceding the next payment date to be effective for the payment to be made on such payment date; and provided, further, that no such change or election may be made with respect to payments to be made on any Registered Security of such series with respect to which an Event of Default has occurred, the Company has exercised any satisfaction or discharge options pursuant to Article Four or Section 1009 or notice of redemption has been given by the Company pursuant to Article Eleven. In the event any Holder makes any such election, such election will not be effective as to any transferee of such Holder and such transferee shall be paid in Dollars unless such transferee makes an election as specified above; provided, however, that such election, if in effect while funds are on deposit with respect to the Registered Securities as described in Section 401(a)(1)(B) or Section 1009, will be effective on any transferee of such Holder unless otherwise specified pursuant to Section 301 for such Registered Securities. Any Holder of any such Registered Security who shall not have delivered any such election to the Trustee (or to any duly appointed Paying Agent) not later than the close of business on the applicable Election Date will be paid in the amount due on the applicable payment date in Dollars.

                  (c) With respect to any Registered Security denominated in a Foreign Currency and payable in Dollars, the amount of Dollars so payable will be determined by the Currency Determination Agent based on the indicative quotation in The City of New York selected by the Currency Determination Agent at approximately 11:00 A.M., New York City time, on the second Business Day preceding the applicable payment date that yields the least number of Dollars upon conversion of the Foreign Currency. Such selection shall be made from among the quotations appearing on the bank composite or multi-contributor pages of the Reuters Monitor Foreign Exchange Service or, if not available, the Telerate Monitor Foreign Exchange Service. If such quotations are unavailable from either such foreign exchange service, such selection shall be made from the quotations received by the Currency Determination Agent from no more than three nor less than two recognized foreign exchange dealers in The City of New York selected by the Currency Determination Agent and approved by the Company (one of which may be the Currency Determination Agent) for the purchase by the quoting dealer, for settlement on such payment date, of the aggregate amount of the Foreign Currency payable on such payment date in respect of all Securities denominated in such Foreign Currency and for which the applicable dealer commits to execute a contract. If no such bid quotations are available, payments shall be made in the Foreign Currency.

                  (d) If a Conversion Event occurs with respect to a Foreign Currency in which any of the Registered Securities are payable, then with respect to each date for the payment of principal of, premium, if any, and interest on such Registered Securities occurring after the last date on which such Foreign Currency was used, the Company may make such payment in Dollars. The Dollar amount to be paid by the Company to the Trustee and by the Trustee or any Paying Agent to the Holders of such Registered Securities with respect to such payment date shall be determined by the Currency Determination Agent on the basis of the Market Exchange Rate. Any payment in respect of such Security made under such circumstances in Dollars will not constitute an Event of Default hereunder.

                  (e) For purposes of this Indenture the following terms shall have the following meanings:

                           A "Component  Currency" shall mean any currency which
                  is a component currency of any composite currency, including, without limitation, the ECU.

                           "Election   Date"  shall  mean,  for  any  Registered
                  Security, the date specified pursuant to Section 301(7).

                  (f) Notwithstanding any other provisions of this Section 311, the following shall apply: (i) if the official unit of any Component Currency is altered by way of combination or subdivision, the number of units of that currency as a component shall be divided or multiplied in the same proportion, (ii) if two or more Component Currencies are consolidated into a single currency, the amounts of those currencies as components shall be replaced by an amount in such single currency equal to the sum of the amounts of the consolidated Component Currencies expressed in such single currency, (iii) if any Component Currency is divided into two or more currencies, the amount of that original Component Currency as a component shall be replaced by the amounts of such two or more currencies having an aggregate value on the date of division equal to the amount of the former Component Currency immediately before such division and (iv) in the event of an official redenomination of any currency (including without limitation, a composite currency), the obligations of the Company to make payments in or with reference to such currency on any Registered Securities shall, in all cases, be deemed immediately following such redenomination to be obligations to make payments in or with reference to that amount of redenominated currency representing the amount of such currency immediately before such redenomination.

                  (g) All determinations referred to in this Section 311 made by the Currency Determination Agent shall be in its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and irrevocably binding upon the Holders of the applicable Registered Securities. The Currency Determination Agent shall promptly give written notice to the Trustee of any such decision or determination. The Currency Determination Agent shall have no liability for any determinations referred to in this Section 311 made by it.

                  (h) The Trustee shall be fully justified and protected in relying and acting upon information received by it from the Company or the Currency Determination Agent with respect to any of the matters addressed in or contemplated by this Section 311 and shall not otherwise have any duty or obligation to determine such information independently."

                  1.13 Amendment to Section 401 of the Indenture. Section 401 of the Indenture is amended by (a) deleting the lead-in clause and subparagraph (i) of paragraph (a)(1)(B) thereof in their entirety and inserting in lieu thereof the following:

                           "(B)  except  as  otherwise   specified  pursuant  to
         Section 301 for the Securities of such series, with respect to all Outstanding Securities of such series described in (A) above (and, in the case of (i), (ii) or (iii) below, any coupons appertaining thereto) not theretofore delivered to the Trustee for cancellation:

                           (i) the Company has deposited or caused to be deposited with the Trustee as trust funds in trust an amount in the currency or currency unit in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except as provided in Sections 311(b) and 311(d), in which case the deposit to be made with respect to Securities for which an election has occurred pursuant to Section 311(b) or a Conversion Event has occurred as provided in Section 311(d), shall be made in the currency or currency unit in which such Securities are payable as a result of such election or Conversion Event), sufficient to pay and discharge the entire indebtedness on all such Outstanding Securities of such series and any related coupons for principal (and premium, if any)
                  and interest, if any, to the Stated Maturity, or any Redemption Date as contemplated by Section 402, as the case may be; or"

, (b) adding a new paragraph (iii) of Section 401(a)(1)(B), as follows:

                  "or (iii) the Company has deposited or caused to be deposited with the Trustee such combination of trust funds or obligations in trust pursuant to (i) and (ii) above, respectively, as will, in a written opinion of independent public accountants delivered to the Trustee, together with the predetermined and certain income to accrue on such obligations in trust, be sufficient to pay and discharge when due the entire indebtedness on all such Outstanding Securities of such series and any related coupons for unpaid principal (and premium, if any) and interest, if any, to the Stated Maturity or any Redemption Date as contemplated by Section 402, as the case may be;"

and (c) deleting paragraph (b) thereof in its entirety and inserting in lieu thereof the following:

                  "(b) Upon the satisfaction of the conditions set forth in this
         Section 401 with respect to all the Securities of any series, the terms and conditions of such series, including the terms and conditions with respect thereto set forth in this Indenture, shall no longer be binding upon, or applicable to, the Company, and the Holders of the Securities of such series and any related coupons shall look for payment only to the funds or obligations deposited with the Trustee pursuant to Section 401(a)(1)(B); provided, however, that in no event shall the Company be discharged from (a) any payment obligations in respect of Securities of such series and any related coupons which are deemed not to be Outstanding under clause (c) of the definition thereof if such obligations continue to be valid obligations of the Company under applicable law, (b) from any obligations under Sections 402(b), 607, 610 and 1008 and (c) from any obligations under Sections 304, 305 and 306 (except that Securities of such series issued upon registration of transfer or exchange or in lieu of mutilated, lost, destroyed or stolen Securities and any related coupons shall not be obligations of the Company) and Section 311, 701 and 1002; and provided, further, that in the event a petition for relief under Title 11 of the United States Code or a successor statute is filed and not discharged with respect to the Company within 91 days after the deposit, the entire indebtedness on all Securities of such series and any related coupons shall not be discharged, and in such event the Trustee shall return such deposited funds or obligations as it is then holding to the Company upon Company Request. Notwithstanding the satisfaction of the conditions set forth in this Section 401 with respect to all the Securities of any series not payable in Dollars, upon the happening of any Conversion Event the Company shall be obligated to make the payments in Dollars required by
         Section 311(d) to the extent that the Trustee is unable to convert any Foreign Currency or currency unit in its possession pursuant to Section 401(a)(1)(B) into the Dollar equivalent of such Foreign Currency or currency unit, as the case may be. If, after the deposit referred to in
         Section 401 has been made, (x) the Holder of a Security is entitled to, and does, elect pursuant to Section 311(b) to receive payment in a currency or currency unit other than that in which the deposit pursuant to Section 401 was made, or (y) a Conversion Event occurs as contemplated in Section 311(d), then the indebtedness represented by such Security shall be fully discharged to the extent that the deposit made with respect to such Security shall be converted into the currency or currency unit in which such Security is payable. The Trustee shall return to the Company any non-converted funds or securities in its possession after such payments have been made."

                  1.14 Amendment to Section 402 of the Indenture. Section 402 of the Indenture is hereby amended by adding the phrase "or Section 1009" immediately after the phrase "Section 401" in each place it appears therein.

                  1.15 Amendment to Section 502 of the Indenture. Section 502 of the Indenture is hereby amended by (a) deleting the first paragraph therein in its entirety and inserting in lieu thereof the following:

                  "If an Event of Default with respect to Securities of any series and any related coupons at the time Outstanding occurs and is continuing, then in every such case, unless the principal of all of the Securities of such series shall have already become due and payable, the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series may declare the principal amount (or if any Securities of that series are (i) Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of those Securities, or (ii) Indexed Securities or Dual Currency Securities, the amount determined in accordance with the specified terms of those Securities) of all of the Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable."

and (b) deleting the phrase "311(b), 311(d) and 311(e)" appearing therein and inserting the phrase "311(b) and 311(d)" in lieu thereof.

                  1.16 Amendment to Section 504 of the Indenture. Section 504 of the Indenture is hereby amended by deleting paragraph (i) therein in its entirety and inserting in lieu thereof the following:

                  "(i) to file and prove a claim for the whole amount of principal (or, if the Securities of such series are Original Issue Discount Securities, Indexed Securities or Dual Currency Securities, such amount as may be due and payable with respect to such Securities pursuant to a declaration in accordance with Section 502) (and premium, if any) and interest, if any, owing and unpaid in respect of the Securities of such series and any related coupons and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders of the Securities of such series and any related coupons allowed in such judicial proceeding, and"

                  1.17 Amendment to Section 516 of the Indenture. Section 516 of the Indenture is hereby amended by deleting such Section in its entirety and inserting in lieu thereof the following:

                  "SECTION 516.  Judgment Currency.

                  If for the purpose of obtaining a judgment in any court with respect to any obligation of the Company hereunder or under any Security or any related coupon it shall become necessary to convert into any other currency or currency unit any amount in the currency or currency unit due hereunder or under such Security or coupon, then such conversion shall be made at the spot rate of exchange prevailing on the date the Company shall make payment to any Person in satisfaction of such judgment. If pursuant to any such judgment, conversion shall be made on a date other than the date payment is made and there shall occur a change between such spot rate of exchange and the spot rate of exchange prevailing on the date of payment, the Company agrees to pay such additional amounts (if any) as may be necessary to ensure that the amount paid is equal to the amount in such other currency or currency unit which, when converted at the spot rate of exchange prevailing on the date of payment or distribution, is the amount then due hereunder or under such Security or coupon. Any amount due from the Company under this Section 516 shall be due as a separate debt and is not to be affected by or merged into any judgment being obtained for any other sums due hereunder or in respect of any Security or coupon. In no event, however, shall the Company be required to pay more in the currency or currency unit due hereunder or under such Security or coupon at the spot rate of exchange prevailing when payment is made than the amount of currency or currency unit stated to be due hereunder or under such Security or coupon so that in any event the Company's obligations hereunder or under such Security or coupon will be effectively maintained as obligations in such currency or currency unit, and the Company shall be entitled to withhold (or be reimbursed for, as the case may be) any excess of the amount actually realized upon any such conversion over the amount due and payable on the date of payment or distribution."

                  1.18 Amendment to Section 602 of the Indenture. Section 602 of the Indenture is amended by deleting in its entirety the last sentence of
Section 602.

                  1.19 Amendment to Section 607 of the Indenture.
Section 607 of the Indenture is amended by adding the following paragraphs:

                           "When the Trustee incurs expenses or renders services
                  in connection with an Event of Default specified in Section 501(5) or (6), the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy law.

                           The Company's  obligations under this Section 607 and
                  any lien arising hereunder shall survive the resignation or removal of the Trustee, the discharge of the Company's obligations pursuant to Article Four of this Indenture and/or the termination of this Indenture."

                  1.20 Amendment to Section 608 of the Indenture. Section 608 is amended by deleting Section 608 in its entirety and inserting in lieu thereof the following:

                  "The Trustee for the Securities shall be subject to the provisions of Section 310(b) of the Trust Indenture Act during the period of time required thereby. Nothing herein shall prevent the Trustee from filing with the Commission the application referred to in the penultimate paragraph of Section 310(b) of the Trust Indenture Act. In determining whether the Trustee has a conflicting interest as defined in Section 310(b) of the Trust Indenture Act with respect to the Securities of any series, there shall be excluded Securities of any particular series of Securities other than that series."

                  1.21 Amendment to Section 609 of the Indenture. Section 609 is amended by deleting Section 609 in its entirety and inserting in lieu thereof the following:

                "There shall at all times be a Trustee hereunder which shall be

                       (i) a corporation organized and doing business under the laws of the United States of America, any state thereof, or the District of Columbia, authorized under such laws to exercise corporate trust powers, and subject to supervision or examination by Federal or State authority, or

                      (ii) a corporation or other Person organized and doing business under the laws of a foreign government that is permitted to act as Trustee pursuant to a rule, regulation, or other order of the Commission, authorized under such laws to exercise corporate trust powers, and subject to supervision or examination by authority of such foreign government or a political subdivision thereof substantially equivalent to supervision or examination applicable to United States institutional trustee, having a combined capital and surplus of at least $50,000,000 and having its Corporate Trust Office in the Borough of Manhattan, The City of New York, or in such other city as contemplated by Section 301 with respect to any series of Securities. If such corporation or other Person publishes reports of condition at least annually, pursuant to law or to requirements of the aforesaid supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation or other Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. Neither the Company nor any Person directly or indirectly controlling, controlled by, or under the common control with the Company shall serve as Trustee for the Securities of any series. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereunder specified in this Article."

                  1.22 Amendment to Section 610 of the Indenture. Section 610(d)(1) of the Indenture is hereby amended by: (a) deleting the phrase "608(a)" after the word "Section" in the first line thereof and adding the phrase in lieu thereof the phrase "310(b) of the Trust Indenture Act pursuant to
Section 608 hereof" and (b) adding immediately after the word "months" in the fourth line thereof the phrase ", unless the Trustee's duty to resign is stayed in accordance with the provisions of Section 310(b) of the Trust Indenture Act."

                  1.23 Amendment to Section 613 of the Indenture. Section 613 of the Indenture is hereby amended by deleting Section 613 in its entirety and inserting in lieu thereof the following:

              "SECTION 613.Preferential Collection of Claims Against Company.

                           The Trustee  shall comply with Section  311(a) of the
                  Trust Indenture Act, excluding any creditor relationship listed in Section 311(b) of the Trust Indenture Act. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the Trust Indenture Act to the extent indicated."


                  1.24 Amendment to Section 703 of the Indenture. Section 703 of the Indenture is hereby amended by deleting Section 703 in its entirety and inserting in lieu thereof the following:

                  "SECTION 703.  Reports by Trustee.

                           On or about May 15 of each year,  beginning  with May
                  15, 1996, the Trustee shall, if required by law, mail to each Holder of a Security a brief report dated as of such date that complies with Section 313(a) of the Trust Indenture Act ss.313(a). The Trustee also shall comply with Sections 313(b) and 313(c) of the Trust Indenture Act."


                  1.25      Amendment of Section 705 of the Indenture.
Section 705 of the Indenture is hereby deleted in its entirety.

                  1.26  Amendment of Section 902 of the Indenture.
Section 902 of the Indenture is amended by deleting the "." at the end of paragraph (4) and adding the following thereafter:

                  ",or

                           (5) amend this Indenture to modify its provisions relating to the subordination of any Security in a manner adverse to the Holder thereof."

                  1.27 Amendment to Section 1006 of the Indenture. Section 1006 of the Indenture is amended by deleting Section 1006 in its entirety and inserting in lieu thereof the following:

                  "The Company will deliver to the Trustee, within 120 days after the end of each fiscal year, a written statement signed by the principal executive officer, principal finance officer or principal accounting office of the Company stating whether or not to the best of his knowledge, the Company is in compliance with all conditions and covenants under this Indenture.

                  For purposes of this Section, such compliance shall be determined without regard to any period of grace or requirement of notice provided under this Indenture."

                  1.28 Amendment to Sections 1001,  1003, 1106, 1107 and 1203 of
the Indenture. Sections 1001, 1003, 1106, 1107 and 1203 of the Indenture are hereby amended by deleting the phrase "311(b), 311(d) and 311(e)" appearing in each such Section and inserting the phrase "311(b) and 311(d)" in lieu thereof.

                  1.29 Amendment to Section 1008 of the Indenture. Section 1008 of the Indenture is hereby amended by is deleting the second full paragraph in its entirety and inserting in lieu thereof the following:

                  "The Company will pay to a Holder who is a United States Alien (as defined below) such additional amounts (the "Additional Amounts") as may be necessary so that every net payment of principal of and interest on any Security or of any coupon appertaining thereto, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon such Holder, or by reason of the making of such payment, by the United States or any taxing authority thereof or therein, will not be less than the amount provided for in such Security or in such coupon to be then due and payable. The Company shall not be required, however, to make any payment of any Additional Amounts for or on account of:

(a) any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident or treated as a resident thereof or being or having been engaged in trade or business or present therein, or having or having had a permanent establishment therein, or (ii) the presentation of a Security or any coupon appertaining thereto for payment on a date more than 10 days after the date on which such payment becomes due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(b) any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

(c) any tax, assessment or other governmental charge imposed by reason of such Holder's past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

(d) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of, or interest on, such Security or coupon;

(e) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, any Security or coupon if such payment can be made without withholding by any other paying agent;

(f) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the United States of the Holder or beneficial owner of such Security or coupon, if such compliance is required by statute or by regulation of the United States Treasury Department as a precondition to relief or exemption from such tax, assessment or other governmental charge;

(g) any tax, assessment or other governmental charge imposed on interest received by (i) a 10% shareholder (as defined in Section 871(h)(3)(B) of the United States Internal Revenue Code of 1986, as amended (the "Code") and the regulations that may be promulgated thereunder) of the Company or
     (ii) a controlled foreign corporation with respect to the Company within the meaning of the Code; or

(h) any combination of items (a), (b), (c), (d), (e), (f) and (g), nor shall any Additional Amounts be paid to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such Security or a coupon appertaining thereto to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to the payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner been the Holder of the Securities or any coupon appertaining thereto."


 1.30 Amendment to Section 1009 of the Indenture. A new Section 1009 is added as follows:


                  "SECTION 1009.  Defeasance of Certain Obligations.

                  (a) If specified pursuant to Section 301 to be applicable to the Securities of any series, the Company may omit to comply with any term, provision or condition set forth in Section 801, Section 1005 and any other covenant not set forth herein and specified pursuant to
         Section 301 to be applicable to the Securities of such series and subject to this Section 1009, and any such omission with respect to such Sections shall not be an Event of Default, in each case with respect to the Securities of such series, provided, however, that the following conditions have been satisfied:

         (1) with respect to all Outstanding Securities of such series and any coupons appertaining thereto not theretofore delivered to the Trustee for cancellation,
                                    (i) the Company has  deposited  or caused to
                           be deposited with the Trustee as trust funds in trust an amount in the currency or currency unit in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except as provided in Sections 311(b) and 311(d), in which case the deposit to be made with respect to Securities for which an election has occurred pursuant to Section 311(b) or a Conversion Event has occurred as provided in Section 311(d), shall be made in the currency or currency unit in which such Securities are payable as a result of such election or Conversion Event), sufficient to pay and discharge the entire indebtedness on all such Outstanding Securities of such series and any related coupons for principal (and premium, if any) and interest to the Stated Maturity or any Redemption Date as contemplated by Section 402, as the case may be; or

                                    (ii) the Company has  deposited or caused to
                           be deposited with the Trustee as obligations in trust such amount of Government Obligations as will, in a written opinion of independent public accountants delivered to the Trustee, together with the predetermined and certain income to accrue thereon (without consideration of any reinvestment thereof), be sufficient to pay and discharge when due the entire indebtedness on all such Outstanding Securities of such series and any related coupons for unpaid principal (and premium, if any) and interest, if any, to the Stated Maturity or any Redemption Date as contemplated by Section 402, as the case may be; or

                                    (iii) the Company has deposited or caused to
                           be deposited with the Trustee such combination of trust funds or obligations in trust pursuant to (i) and (ii) above, respectively, as will, in a written opinion of independent public accountants delivered to the Trustee, together with the predetermined and certain income to accrue on such obligations in trust, be sufficient to pay and discharge when due the entire indebtedness on all such Outstanding Securities of such series any related coupons for principal (and premium if any) and interest to the Stated Maturity or any Redemption Date as contemplated by Section 402, as the case may be;

                           (2) such  deposit  will  not  result  in a breach  or
                  violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;

                           (3) no  Event of  Default  or  event  which  with the
                  giving of notice or lapse of time, or both, would become an Event of Default with respect to the Securities of that series shall have occurred and be continuing on the date of such deposit and no Event of Default under Section 501(6) or
                  Section 501(7) or event which with the giving of notice or lapse of time, or both, would become an Event of Default under
                  Section 501(6) or Section 501(7) shall have occurred and be continuing on the 91st day after such date; and

                           (4) the  Company  has  delivered  to the  Trustee  an
                  Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the defeasance contemplated in the Section have been complied with.

                  (b) Notwithstanding the satisfaction of the conditions set forth in this Section 1009 with respect to all the Securities of any series not payable in Dollars, upon the happening of any Conversion Event the Company shall be obligated to make the payments in Dollars required by Section 311(d) to the extent that the Trustee is unable to convert any Foreign Currency or currency unit in its possession under
         Section 1009(a) into the Dollar equivalent of such Foreign Currency or currency unit, as the case may be. If, after the deposit referred to in
         Section 1009(a) has been made, (x) the Holder of a Security is entitled to, and does, elect pursuant to Section 311(b) to receive payment in a currency or currency unit other than that in which the deposit under
         Section 1009(a) was made, or (y) a Conversion Event occurs as contemplated in Section 311(d), then the indebtedness represented by such Security shall be fully discharged to the extent that the deposit made with respect to such Security shall be converted into the currency or currency unit in which such Security is payable. The Trustee shall return to the Company any non-converted funds or securities in its possession after such payments have been made.

                  All the obligations of the Company under this Indenture with respect to the Securities of such series, other than with respect to
         Section 801, Section 1005, and any other covenant not set forth herein and specified pursuant to Section 301 to be applicable to the Securities of such series and subject to this Section 1009, shall remain in full force and effect. Anything in this Section 1009 to the contrary notwithstanding, the Trustee for any series of Securities shall deliver or pay to the Company, from time to time upon Company Request, any money or Government Obligations held by it as provided in this Section 1009 which, as expressed in a written opinion of independent public accountants delivered to such Trustee, are in excess of the amount thereof which would have been required to be deposited for the purpose for which such money or Government Obligations were deposited or received, provided such delivery can be made without liquidating any Government Obligations."

                  1.31 Amendment to Section 1402 of the Indenture. Section 1402 of the Indenture is hereby amended by deleting Section 1402 in its entirety and inserting in lieu thereof the following:

                  "In the event (a) of any insolvency or bankruptcy  proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy, or (b) subject to the provisions of Section 1403, that (i) a default shall have occurred with respect to the payment of principal of or interest on or other monetary amounts due and payable on any Senior Debt, or (ii) there shall have occurred an event of default (other than a default in the payment of principal or interest or other monetary amounts due and payable) in respect of any Senior Debt, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both), and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and, in the cases of subclauses (i) and (ii) of this clause (b), such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest, if any, on the Securities of any series shall have been declared due and payable pursuant to Section 502 and such declaration shall not have been rescinded and annulled as provided in Section 502, then:

                           (1) the  holders  of all Senior  Debt shall  first be
                  paid the full amount of the Senior Debt in cash, before the Holders of any of the Securities or related coupons are entitled to receive any payment on account of the principal of (and premium, if any) and interest on the Securities including, without limitation, any payments made pursuant to Article Eleven;

                           (2) any payment by, or distribution of assets of, the
                  Company of any kind or character, whether in cash, property or securities, to which the Holders of any of the Securities or coupons or the Trustee would be entitled except for the provisions of this Article shall be paid or delivered by the person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of such Senior Debt or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate amounts remaining unpaid on account of such Senior Debt held or represented by each, to the extent necessary to make payment in full of all Senior Debt remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Debt, before any payment or distribution is made to the Holders of the Securities or related coupons or to the Trustee under this Indenture; and

                           (3) in the event that, notwithstanding the foregoing,
                  any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities, in respect of principal of or interest on the Securities or in connection with any repurchase by the Company of the Securities, shall be received by the Trustee or the Holders of any of the Securities of related coupons before all Senior Debt is paid in full in cash, such payment or distribution in respect of principal of or interest on the Securities or in connection with any repurchase by the Company of the Securities shall be paid over to the holders of such Senior Debt or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any such Senior Debt may have been issued, ratably as aforesaid, for application to the payment of all Senior Debt remaining unpaid until all such Senior Debt shall have been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Debt.

                  Notwithstanding the foregoing, at any time after the 91st day following the date of deposit of cash or, in the case of Securities payable only in Dollars, Government Obligations of the United States of America pursuant to Section 401(a)(1)(B) (provided all other conditions set out in such Section shall have been satisfied) the funds so deposited and any interest thereon will not be subject to any rights of holders of Senior Debt including, without limitation, those arising under this Article.

                  The consolidation of the Company with, or the merger of the Company into, any other corporation or the liquidation or dissolution of the Company following the conveyance, transfer or lease of its properties and assets substantially as an entirety to any Person upon the terms and conditions provided in Article Eight shall not be deemed a dissolution, winding up, liquidation or reorganization for the purposes of this Section 1402 if such Person shall, as a part of such consolidation, merger, conveyance, transfer or lease, comply with the conditions stated in Article Eight. Nothing in this Section 1402 shall apply to claims of, or payments to, the Trustee under or pursuant to
         Section 607.

                  The Company shall give prompt written notice to the Trustee of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or similar proceedings in respect of the Company or a substantial part of its property or of any proceedings for liquidation, dissolution or winding up of the Company. Upon any payment or distribution of assets of the Company in connection with any such proceeding, the Trustee and the Holders of the Securities and any related coupons shall be entitled to rely upon a certificate of the trustee in bankruptcy, receiver, liquidating trustee, agent or other person making such payment or distribution, delivered to the Trustee or to the Holders of the Securities and any related coupons, for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Debt and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article."

                  1.32 Amendment to Section 1403 of the Indenture. Section 1403 of the Indenture is hereby amended by deleting Section 1403 in its entirety and inserting in lieu thereof the following:

              "SECTION 1403.    Disputes with Holders of Certain Senior Debt.


                  Any failure by the Company to make any payment on or perform any other obligation under Senior Debt, other than any indebtedness incurred by the Company or assumed or guaranteed, directly or indirectly, by the Company for money borrowed (or any deferral, renewal, extension or refunding thereof) or any indebtedness or obligation as to which the provisions of this Section 1403 shall have been waived by the Company in the instrument or instruments by which the Company incurred, assumed, guaranteed or otherwise created such indebtedness or obligation, shall not be deemed a default or event of default under clause (b) of the first paragraph of Section 1402 if (i) the Company shall be disputing its obligation to make such payment or perform such obligation and (ii) either (A) no final judgment relating to such dispute shall have been issued against the Company which is in full force and effect and is not subject to further review, including a judgment that has become final by reason of the expiration of the time within which a party may seek further appeal or review, and (B) in the event a judgment that is subject to further review or appeal has been issued, the Company shall in good faith be prosecuting an appeal or other proceeding for review and a stay of execution shall have been obtained pending such appeal or review."

                  1.33 Amendment to Section 1404 of the Indenture. Section 1404 of the Indenture is hereby amended by (a) capitalizing the letter "s" of the word "subrogated" in the heading and (b) adding immediately after the word "subrogated" in the second line the following:

         "(equally and ratably with the holders of all obligations of the Company which by their express terms are subordinated to Senior Debt of the Company to the same extent as the Securities and related coupons are subordinated and which are entitled to like rights of subrogation)".

                  1.34 Amendment to Section 1405 of the Indenture. Section 1405 of the Indenture is hereby amended by (a) adding the phrase "or related coupon" after the word "Security" in the second line, (b) deleting the phrase "such dissolution, winding up, liquidation or reorganization" in the eighth line from the end of the paragraph and (c) adding the word "therefor" after the word "proceedings" in the seventh and eighth lines from the end of the paragraph.

                  1.35 Amendment to the Section 1406 of the Indenture. Section 1406 of the Indenture is hereby amended by (a) adding after the word "facts" in the second line the following:

         "(other than the fact that the principal of (and premium, if any) or interest, if any, on the Securities of any series shall have been declared due and payable pursuant to Section 502)"

, (b) deleting the phrase "from one or more holders of Senior Debt or from any trustee therefor" and inserting in lieu thereof the following:

         ", any Holder of any Security or related coupon or any paying agent or holder or representative of any class of Senior Debt"

, (c) deleting the last sentence in its entirety and inserting in lieu thereof the following:

         "The Trustee shall be entitled to rely on the delivery to it of a written notice by a Person representing such Person to be a holder of Senior Debt (or a trustee or representative on behalf of such Holder) to establish that such notice has been given by a holder of Senior Debt or a trustee or representative on behalf of any such holder or holders. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of Senior Debt to participate in any payment or distribution pursuant to this Article, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Debt held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article, and, if such evidence is not furnished, the Trustee may defer payment to such Person pending judicial determination as to the right of such Person to receive such payment."

and (d) adding a new paragraph at the end thereof, as follows:

         "If any holder of Senior Debt shall have notified the Trustee in writing of such holder's desire to receive notice of any of the following events and shall have provided the Trustee with an address for receipt of such notices, the Trustee shall send notice of the following events to such holder immediately upon the Trustee's acquisition of knowledge of any such events: (i) the occurrence of an Event of Default hereunder, (ii) the acceleration of the entire principal amount of any series of Securities, (iii) the execution of any amendment or supplement to the Indenture, or (iv) the resignation or removal of the Trustee or any change in the notice address of the Trustee."

                  1.36 Amendment to Exhibits. Exhibits A, B, C and D of the Indenture are hereby amended by deleting such exhibits in their entirety and inserting in lieu thereof Exhibits A and B attached hereto.

                  1.37 Amendment to Table of Contents. The table of contents to the Indenture is amended to reflect the additions and deletions described in this First Supplemental Indenture.

                            SECTION 2. MISCELLANEOUS

                  2.1 Separability. In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                  II.2 No Third Party Benefits. Nothing in this First Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors under the Indenture, and the Holders of the Securities, any benefit or any legal or equitable right, remedy or claim under the Indenture.

                  II.3 Continuance of Indenture. This First Supplemental Indenture supplements the Indenture and shall be a part of and subject to all the terms thereof. The Indenture, as supplemented by this First Supplemental Indenture, shall continue in full force and effect.

                  II.4 The Trustee. The Trustee shall not be responsible in any manner for or in respect of the validity or sufficiency of this First Supplemental Indenture, or for or in respect of the recitals contained herein, all of which recitals are made by the Company solely.

                  II.5 Governing Law. This First Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

                  II.6 Defined Terms. All capitalized terms used in this First Supplemental Indenture which are defined in the Indenture but not otherwise defined herein shall have the same meanings assigned to them in the Indenture.

                  II.7 Counterparts. This First Supplemental Indenture amy be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.




                  Chemical  Bank  hereby   accepts  the  trusts  in  this  First
Supplemental Indenture declared and provided, upon the terms and conditions hereinabove set forth.

                  IN WITNESS WHEREOF, Lehman Brothers Holdings Inc. has caused this First Supplemental Indenture to be signed, and acknowledged by its President, its Chairman of the Board, one of its Vice Presidents, its Chief Financial Officer or its Treasurer, and its corporate seal to be affixed hereunto, and the same to be attested by its Secretary, its Assistant Secretary or one of its Attesting Secretaries, and Chemical Bank, as Trustee, has caused this First Supplemental Indenture to be signed and acknowledged by one of its authorized officers, and its corporate seal to be affixed hereunto, and the same to be attested by one of its authorized officers, as of the day and year first above written.

                          LEHMAN BROTHERS HOLDINGS INC.


                         By:___________________________

[Corporate Seal]

Attest:


---------------------------

                            CHEMICAL BANK, as Trustee


                         By:___________________________

[Corporate Seal]

Attest:


----------------------------

                                    Exhibit A

                                   CERTIFICATE

                    FORM OF CERTIFICATE TO BE GIVEN BY PERSON
                       ENTITLED TO RECEIVE BEARER SECURITY

                   [Insert Title or Sufficient Description of
                           Securities to be Delivered]

                               (the "Securities")

                  This is to certify that as of the date hereof, and except as set forth below, the above-captioned Securities held by you for our account (i) are owned by persons that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source ("United States persons"), (ii) are owned by United States person(s) that
(a) are foreign branches of a United States financial institution (as defined in U.S. Treasury Regulations Section 1.165-12(c)(1)(v) ("financial institutions") purchasing for their own account or for resale, or (b) acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution hereby agrees, on its own behalf or through its agent, that you may advise the issuer or the issuer's agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) are owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and in addition if the owner of the Securities is a United States or foreign financial institution described in clause (iii) above (whether or not also described in clause (i) or (ii)) this is to further certify that such financial institution has not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

                  As used herein, "United States" means the United States of America (including the States and the District of Columbia); and its "possessions" include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

                  We  undertake  to advise you  promptly  by tested  telex on or prior to the date on which you intend to submit your certification relating to the Securities held by you for our account in accordance with your operating procedures if any applicable statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

                  This certification excepts and does not relate to $_________ of such interest in the above Securities in respect of which we are not able to certify and as to which we understand exchange and delivery of definitive Securities (or, if relevant, exercise of any rights or collection of any interest) cannot be made until we do so certify.

                  We understand that this certification is required in connection with certain tax laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorize you to produce this certification to any interested party in such proceedings.

Date:  _____________, 19__   1/

By:  ______________________________
         As, or as agent for
         the beneficial owner(s)
         of the Securities to
         which this certificate relates

___________________________
1/ Not earlier than 15 days prior to the Exchange Date or Interest Payment Date to which the certification relates

                                    EXHIBIT B

                        FORM OF CERTIFICATION TO BE GIVEN
                       BY THE EUROCLEAR OPERATOR OR CEDEL

                                   CERTIFICATE

                     [Insert title or sufficient description
                         of Securities to be delivered]

                  This is to certify that, based solely on certifications we have received in writing, by tested telex or by electronic transmission from member organizations appearing in our records as persons being entitled to a portion of the principal amount of the above-captioned Securities as of the date hereof, [___________________] principal amount of these Securities (i) is owned by persons that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source ("United States persons"), (ii) is owned by United States persons that (a) are foreign branches of United States financial institutions (as defined in U.S. Treasury Regulations Section 1.165-12(c)(1)(v) ("financial institutions")) purchasing for their own account or for resale, or (b) acquired the Securities through foreign branches of United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution has agreed, on its own behalf or through its agent, that we may advise the Issuer or the Issuer's agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) is owned by United States or foreign financial institutions for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and to the further effect that United States or foreign financial institutions described in clause (iii) above (whether or not also described in clause (i) or (ii)) have certified that they have not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

                  We further certify (i) that we are not making available herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) any portion of the temporary global security excepted in such certifications and (ii) that as of the date hereof we have not received any notification from any of our member organizations to the effect that the statements made by such member organizations with respect to any such portion of the part submitted herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) are no longer true and cannot be relied upon as the date hereof.

                  As used herein, "United States" means the United States of America (including the States and the District of Columbia); and its "possessions" include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

                  We understand that this certification is required in connection with certain tax laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorize you to produce this certification to any interested party in such proceedings.

Date:  __________________, 19__    2/



                                  [CEDEL S.A.]



                            By:______________________


____________________________
2/ Not earlier than the relevant Exchange Date or Interest Payment Date to which the certification relates.

                          LEHMAN BROTHERS HOLDINGS INC.


                                       AND


                                 CHEMICAL BANK,
                                   as Trustee







                          FIRST SUPPLEMENTAL INDENTURE

                          Dated as of February 1, 1996